                                                    This filing is made pursuant
                                                    to Rule 424(b)(3) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-61269


                               FINAL PROSPECTUS


                               1,499,183 SHARES

                                     [LOGO]

                              DIEDRICH COFFEE, INC.
                                 COMMON STOCK


        This Prospectus relates to an offering (the "Offering") of up to 1,499,183 shares of Common Stock (the "Common Stock") of Diedrich Coffee, Inc. (the "Company"). The Offering consists of the periodic sale by certain selling security holders (the "Selling Security Holders") of up to 200,000 shares of Common Stock (the "Resale Shares") which were previously issued in a private placement transaction not involving a public offering, up to 1,095,000 shares of Common Stock (the "Warrant Shares") issuable upon exercise of outstanding warrants which were previously issued in private placement transactions not involving a public offering, and up to 204,183 shares of Common Stock (the "Option Shares") issuable upon exercise of outstanding options which were previously issued in transactions not involving a public offering. The Company's Common Stock trades on the Nasdaq National Market under the symbol "DDRX". On August 20, 1998 the last reported sale price of the Common Stock was $5.125.


        The Company will not receive any portion of the proceeds from the sale of the Common Stock offered by this Prospectus. The Selling Security Holders will receive all the net proceeds from the sale of the Common Stock and pay all selling commissions, if any, applicable to any sale. The Company is responsible for payment of all other expenses incident to the offer and sale of the Common Stock.

        The Selling Security Holders may sell Common Stock from time to time directly to purchasers or through agents, underwriters or dealers. Such sales may occur in one or more transactions on the Nasdaq National Market, in negotiated transactions, in private transactions, or otherwise, or in a combination of such methods of sale. Such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See "Plan of Distribution." The Common Stock is quoted on the Nasdaq National Market under the symbol "DDRX."


        THE SECURITIES BEING SOLD BY THIS PROSPECTUS ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THE COMPANY HAS EXPERIENCED LOSSES FOR THE PAST TWO YEARS. SEE "RISK FACTORS" COMMENCING ON PAGE 3 OF THIS PROSPECTUS.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                     THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


                 The date of this Prospectus is August 24, 1998

                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information filed electronically with the Commission at http://www.sec.gov.

        The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document. A copy of the Registration Statement and the exhibits and schedules thereto may be examined without charge at the Commission's principal offices at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained from the Public Reference Room of the Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents heretofore filed by the Company under the Exchange Act with the Commission are hereby incorporated herein by reference:
(i) Annual Report on Form 10-K for the fiscal year ended January 28, 1998; (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 1998, filed on June 11, 1998; and (iii) the description of Common Stock contained in the Company's registration statement filed pursuant to the Exchange Act, and any amendment or report filed for the purpose of updating such description.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, in a Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference other than exhibits to such documents, unless such exhibits are also specifically incorporated by reference herein. Requests for such copies should be directed to Diedrich Coffee, Inc., 2144 Michelson Drive, Irvine, California 92612. Attention: Chief Financial Officer, telephone number (949) 260-1600.

                           FORWARD-LOOKING STATEMENTS

        This Prospectus contains or incorporates by reference forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that involve risks and uncertainties. These statements appear in a number of places in this Prospectus and include statements regarding the intentions, plans, strategies, beliefs or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the financial prospects of the Company; (ii) the Company's financing plans;
(iii) trends affecting the Company's financial condition or operating results;
(iv) the Company's strategies for growth, operations, and product development and franchise area development; and (v) conditions or trends in or factors affecting the coffee industry. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The information contained in this Prospectus or incorporated herein by reference, including without limitation, the information set forth under the heading "Risk Factors" herein, and under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's filings under the Exchange Act, identifies important factors that could cause such differences, including without limitation, the Company's strategic commitment to growth through franchise area development, the need for continued improvements in operations and management and the highly competitive nature of the premium coffee industry.

                                  RISK FACTORS

        Prospective investors should consider carefully the factors set forth below together with the other information contained in this Prospectus before making a decision to purchase the Common Stock.

        LIMITED OPERATING HISTORY; HISTORY OF OPERATIONS. As of April 29, 1998, Diedrich Coffee, Inc. ("Diedrich Coffee" or the "Company") operated thirty-six coffeehouses, only eight of which had been open more than three years. The Company had a net loss of $745,625 in the first quarter of fiscal 1999; a net loss of $9,113,000 in fiscal 1998; a net loss of $986,000 in fiscal 1997; net income of $186,000 and $324,000 in fiscal 1996 and 1995, respectively, and a net loss of $89,000 in fiscal 1994. The Company went through a restructuring in fiscal 1998 and significant changes in executive, middle and coffeehouse management. The past successes of the new executive team members will not necessarily lead to similar results at the Company. Although the Company believes it is positioned for growth in fiscal 1999 there can be no assurances that the Company will meet that objective.

        PRIOR GROWTH STRATEGY; RAPID EXPANSION AND LOSSES. From the end of fiscal 1992 through fiscal 1997, the Company expanded the number of its coffeehouses from three to forty-seven (now thirty-six) while incurring accumulated losses. The Company pursued an aggressive growth strategy in fiscal years 1997 and 1998 that was not successful for a number of reasons. Some locations acquired were not suitable for Diedrich Coffee coffeehouses. Company management and infrastructure did not keep pace with the growth, leading to inefficiencies and losses. Commencing in March 1997, the Company's interim management developed a strategy based upon focus on core markets, and building other channels of distribution, including but not limited to, new wholesale categories such as chain restaurants and office coffee service. The Company did not succeed in its objective of returning to positive cash flow by the first period of fiscal 1999 due in part to the one-time costs associated with the addition of a new permanent management team and related changes to its strategy. Even if the Company is successful in returning to profitability, there can be no assurances as to how long this will take or of the future profits that can be achieved.

        SITE SELECTION. The most important variable in the success of a new coffeehouse is its location. A poor location will prevent a coffeehouse from achieving the sales and earnings the Company expects from every coffeehouse. New management intends to make site selection systematic and comparatively objective, but there can be no assurances that this project will be successful or yield consistent results. A new site selection model developed by the Company for its use will also be made available to franchise area developers.

        FRANCHISING. Franchise area development involves a number of risks, including the diversion of management's attention and resources. The Company has no prior experience in franchising, although several executives and managers have substantial franchisor experience in other companies.

        NEED FOR CONTINUED IMPROVEMENTS IN OPERATIONS AND MANAGEMENT. The Company's new strategy presents numerous operational and competitive challenges to the Company's senior management and employees as a prototype store design is selected, operations are improved, potential sites are evaluated, developed and operated for Company-owned locations and in selecting the right franchise area developers. The Company's results of operations will be adversely affected if revenues do not increase sufficiently to compensate for the increase in operating expenses attributable to new management and new programs. There can be no assurances that any growth will be profitable or that it will not adversely affect the Company's results of operations. In addition, the success of the Company's new plan depends in part upon the Company's ability to: (1) continue to improve and expand its management and financial control systems, (2) attract, retain and motivate key employees and (3) raise additional capital. There can be no assurances that the Company will be successful in these regards.

        Successful execution of the Company's new plan depends in part upon its ability to: (1) compete successfully in new markets; (2) obtain (or have its franchise area developers obtain) suitable sites at acceptable costs in highly competitive real estate markets; (3) hire, train and retain qualified personnel;
(4) integrate franchised locations into new as well as existing product distribution, improve inventory control, marketing and information systems; (5) expand roasting capacity and upgrade packaging capabilities to enable freshly roasted coffee deliveries wherever needed; and (6) impose and maintain strict quality control from "green" or unroasted coffee acquisition to the fresh cup of perfectly brewed coffee in a customer's hand. There can be no assurances that the Company will achieve its planned expansion goals, manage its growth effectively or operate its existing and new coffeehouses profitably. The failure of the Company to manage its growth effectively or operate existing or any new coffeehouses profitably would have a material adverse effect on the Company's financial condition and results of operations.

        NEED FOR ADDITIONAL FINANCING. In order to achieve and maintain the Company's anticipated growth and the expansion of its wholesale business in fiscal 1999, including new coffeehouse construction and franchising, the Company will need to incur debt or issue additional equity securities in public or private financing. There can be no assurances that any such additional financing will be available on terms satisfactory to the Company.

        FLUCTUATIONS IN AVAILABILITY AND COST OF UNROASTED COFFEE. The Company depends upon both its outside brokers and its direct contacts with exporters and growers in countries of origin for the supply of its green coffee. Coffee supply and price are subject to significant volatility beyond the control or influence of the Company. During fiscal 1998 worldwide coffee commodity prices were at high levels. Although prices have since come down, worldwide demand for high quality coffee remains strong. In fiscal 1998, the Company mitigated the effect of green coffee price increases through moderate price increases in the wholesale and retail sales prices of its roasted coffee beans, as well as for its brewed coffee and espresso drinks and related products. Demand for the Company's coffee was not adversely affected by these price increases. Although most coffee trades in the commodity market, coffee of the quality sought by the Company tends to trade on a negotiated basis at a substantial premium above commodity coffee pricing, depending upon the origin, supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather and political and economic conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations, such as the International Coffee Organization or the Association of Coffee Producing Countries, that have historically attempted to establish commodity price controls of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. No assurance can be given that these organizations (or others) will not succeed in raising green coffee prices or that, in such events, the Company will be able or choose to maintain its gross margins by raising prices without affecting demand. Increases in the price of green coffee, or the unavailability of adequate supplies of green coffee of the quality sought by the Company whether due to the failure of its suppliers to perform, conditions in the coffee-producing countries, or otherwise - could have a material adverse effect on the Company's results of operations.

        To mitigate the risks associated with increases in coffee prices and to provide greater predictability in the prices the Company pays for its coffee, the Company has from time to time, depending upon market volatility, entered into fixed-price purchase commitments for a portion of its green coffee requirements. At April 29, 1998 these commitments totaled $987,000. There can be no assurances that these activities will significantly protect the Company against the risks of increase in coffee prices or that they will not result in the Company having to pay substantially more for its supply of coffee than would have been required absent such activities.

        COMPETITION. The market for prepared specialty coffee beverages is fragmented and highly competitive. Competition is expected to increase substantially. The Company's coffee beverages compete directly against all restaurant and beverage outlets that serve coffee as well as a growing number of espresso stands, carts and stores. The Company's whole bean coffees compete directly against specialty coffee sold at retail through supermarkets and a growing number of specialty coffee stores. The coffee industry is currently dominated by several large companies, such as Kraft Foods, Inc., Proctor & Gamble Co. and Nestle S.A., many of which have begun aggressively marketing gourmet coffee products. While the market for specialty gourmet coffee stores remains fragmented, the Company competes directly with Starbucks Corporation, the largest U.S. specialty coffee retailer and numerous other regional coffee bar and coffeehouse chains. Starbucks Corporation has substantially greater financial, marketing and other resources than the Company and has operations in the markets in which the Company currently operates or intends to expand.

        One of the main areas of competition in the specialty coffee retail store marketplace is in the procurement of prime retail store premises. The Company competes against other specialty retailers and restaurants for store sites, and there can be no assurance that management will be able to secure adequate, additional sites at acceptable costs.

        GEOGRAPHIC CONCENTRATION; FLUCTUATIONS IN REGIONAL ECONOMIC CONDITIONS. The Company's coffeehouses are currently located in Southern California, Colorado and Texas. As a result, the Company's success will also depend in large part upon factors affecting general economic conditions and discretionary consumer spending in these regions. Any economic downturn or reduction in consumer spending in those regions could have a material adverse effect on the Company.

        SEASONALITY. The Company's business is subject to seasonal fluctuations as well as general trends and fluctuations that affect retail restaurants and retailers in general. Hot weather tends to depress sales of hot coffee and espresso drinks, especially unseasonably warm weather in any season. The Company has developed and promoted new iced blended coffee and espresso drinks for warm weather to counterbalance this effect, but there can be no assurances that such products will be successful.

        LACK OF DIVERSIFICATION. The Company's business is primarily centered around one product: fresh custom roasted premium coffee. To date, the Company's operations have been limited to the purchase and roasting of green coffee beans and the sale of whole bean coffee and coffee beverages and espresso drinks, together with other food products, through its coffeehouses and its wholesale and mail order businesses. Any decrease in demand for coffee and related products would have a material adverse effect on the Company's business, operating results and financial condition.

        LEASES; UNCERTAINTY OF RENEWAL TERMS. The Company's thirty-six operating coffeehouses are all on leased premises. Upon the expiration of certain of these leases, there is no automatic renewal or option to renew. No assurances can be given that these leases can be renewed or, if renewed, that rents will not increase substantially, either of which could adversely affect the Company. Other leases are subject to renewal at fair market value, which could involve substantial rent increases, or are subject to renewal with scheduled rent increases, which could result in rents being above fair market value.

        EFFECTS OF COMPLIANCE WITH GOVERNMENT REGULATIONS. The Company is subject to various federal, state and local laws, rules and regulations affecting its business and operations. Each Diedrich coffeehouse and roasting facility is and will be subject to licensing and reporting requirements by numerous governmental authorities which may include the building, land use, environmental protection, health, safety and fire agencies of the state or municipality in which each is located. Difficulties in obtaining or failure to obtain the necessary licenses or approvals could delay or prevent the development or operation of a given coffeehouse, or limit the products available in a coffeehouse. Any problems that the Company may encounter in renewing such licenses in one jurisdiction, may adversely affect its licensing status on a federal, state or municipal level in other relevant jurisdictions.

        RELIANCE ON KEY EXISTING AND FUTURE PERSONNEL. The Company's success will depend to a large degree upon the efforts and abilities of its officers and key management employees, particularly John E. Martin, (Chairman of the Board), Martin Diedrich (Chief Coffee Officer), and Timothy J. Ryan (President and Chief Executive Officer). The loss of the services of one or more of its key employees could have a material adverse effect on the Company's business prospects and potential earnings capacity. The Company has entered into employment agreements with Messrs. Martin, Diedrich and Ryan, which include, among other things, provisions restricting them from competing with the Company during the terms of their respective agreements. As discussed elsewhere in this prospectus, Mr. Martin invested $1 million in the Company through a private placement in January 1998 and Mr. Ryan invested $50,000. Messrs. Martin and Ryan have significant stock options to purchase Company stock pursuant to stock option agreements. The Company maintains and is sole beneficiary of key person life insurance in the amount of $10,000,000 on the life of Mr. Diedrich. The Company will need to continue to recruit and retain additional key senior managers to manage anticipated growth, but there can be no assurance that the Company will be able to recruit or retain additional members of senior management on terms suitable to the Company.

        YEAR 2000. The Year 2000 problem is the result of computer programs using two digits to define the applicable year. Computer programs with date-sensitive software could recognize a year indicator of "00" as the year 1900 instead of the year 2000. This could result in miscalculations or program failures. The potential impact of such miscalculations or program failures cannot be quantified at this time. The Company is addressing the Year 2000 problem as part of a comprehensive enterprise architecture review and upgrade of its data processing hardware and software. Systems and programs purchased, replaced or developed under this program will, in addition to being Year 2000 compliant, provide significantly enhanced performance which will benefit the Company in future years. The Company does not expect the Year 2000 issue to materially affect the total cost of this project.

                                   THE COMPANY

        Diedrich Coffee is a specialty coffee roaster, wholesaler, retailer and franchisor that currently operates thirty-six retail coffeehouses and seven coffee carts and services approximately 300 wholesale accounts. The retail units are located in Southern California, Colorado and Texas. Wholesale accounts are primarily located in Southern California. Diedrich Coffee sells premium quality coffee beverages made from its own freshly roasted select coffee beans. In addition to brewed coffee, the Company offers a broad range of Italian-style beverages such as espresso, cappuccino, cafe latte, cafe mocha and espresso machiato. To complement beverage sales, the Company sells light food items, whole been coffee and accessories through its coffeehouses. The Company's objective is to be the leading national chain of neighborhood coffeehouses.

        The Company seeks to differentiate itself and build brand name recognition by selling and serving the finest coffee and espresso drinks, selling only fresh custom roasted coffee beans and by developing and operating attractive coffeehouses intended, in most cases, to serve as neighborhood gathering places. Diedrich Coffee stresses the quality of its products through experienced sourcing of the green beans and its proprietary roasting methods. The Company believes that this strategy, together with enthusiastic and friendly customer service, creates a loyal customer base. Diedrich coffeehouses are generally established in high-visibility locations, consistent with the Company's strategy of developing a substantial repeat customer base. The Company's coffeehouses average approximately 1,300 square feet, ranging in size from 725 to 2,654 square feet.

        On March 12, 1997, the Company announced that it was reviewing the performance of all of the Company's coffeehouses to determine which units were not meeting management's long-term operational expectations. At that time, five coffeehouses had been identified on a preliminary basis for possible closure in the first quarter of fiscal 1998. Subsequently, as announced by the Company on April 29, 1997, seven additional coffeehouses were targeted for closure during fiscal 1998. In connection with the planned coffeehouse closures, the Company recorded an impairment provision and a restructuring charge totaling approximately $4.6 million in the first quarter of fiscal 1998. The coffeehouse closures, which were undertaken to streamline operations and improve profitability, began in late March 1997. Eleven of the original twelve coffeehouses identified for closure were closed in fiscal 1998, with leases terminated in most cases. In January, management reviewed the progress of all retail operations and decided that one of the twelve coffeehouses originally designated for closure would remain open. At year-end most of the lease terminations provided for in the restructuring had been completed at less cost than originally anticipated. As a result of these two factors, management determined that the remaining restructuring reserve of $885,000 could be reduced by $648,000 to $237,000. As of April 29, 1998, the Company had incurred charges under its impairment provision and restructuring reserve totaling $3,821,000 of which $1,101,000 were cash and $2,720,000 were non-cash. The current period working capital includes remaining restructuring liabilities of $159,000.

        On November 18, 1997, Mr. John E. Martin joined the Company's Board of Directors as Chairman, replacing Lawrence Goelman. On November 17, 1997, Mr. Martin entered into a letter agreement with the Company appointing him Chairman of the Board of the Company. The Company and Mr. Martin also entered into an agreement under which Mr. Martin would be granted the option to purchase up to 850,000 shares of the common stock of the Company subject to stockholder approval of the Martin Option Agreement.

        On November 18, 1997, Mr. Timothy J. Ryan joined the Company as Diedrich Coffee's President and Chief Executive Officer to replace Lawrence Goelman, Interim Chief Executive Officer. Subject to stockholder approval, the Company entered into a performance based Stock Option Plan and Agreement under which Mr. Ryan would be granted the option to purchase up to 600,000 shares of the common stock of the Company.

        On January 22, 1998 the stockholders of the Company approved the stock option plans and agreements with John Martin and Timothy Ryan. On January 28, 1998 Messrs. Martin and Ryan completed their respective private purchases of Company stock of $1,000,000 and $50,000, respectively.

        The new executive team prepared a revised strategic plan for fiscal 1999 and beyond. That plan focuses on positioning Diedrich Coffee coffeehouses as the consumer's place of choice to get the best coffee and enjoy it in attractive coffeehouse surroundings. The Company plans to expand nationally through franchise area development agreements with large multi-unit franchise operators. The Company will concentrate on expansion in its core market area in Southern California and hopes to enter into some franchise area development agreements in the second half of fiscal 1999. In the first two quarters of fiscal 1999 management's emphasis was on: (1) improving operations and customer service through new training programs and new hires; (2) developing new coffee and espresso drinks; (3) executing a new marketing plan; (4) developing and optimizing a prototype coffeehouse design; (5) expanding its wholesale activities; and (6) optimizing its product sourcing.

        The Company was reincorporated in Delaware in September 1996. Its offices are located at 2144 Michelson Drive, Irvine, California 92612 and its telephone number is (949) 260-1600.

                                 USE OF PROCEEDS

        The Company will not receive any portion of the proceeds of the sale of the Common Stock by the Selling Security Holders. In the event that warrants or options to purchase Common Stock are exercised, the Company may receive proceeds from such exercise. The Company will not receive any proceeds from the exercise of warrants or options to the extent that such exercise is pursuant to the "cashless exercise" provisions of such options and/or warrants, as the case may be, although dilution to stockholders will be reduced to the extent the Company issues fewer shares pursuant to such "cashless exercise" provisions. The Company intends to use the proceeds received from the exercise of the warrants and options, if any, for general corporate purposes.

                  RESALES OF SHARES COVERED BY THIS PROSPECTUS

        This Prospectus covers the resale by the Selling Security Holders of an aggregate of 200,000 shares of Common Stock, 204,183 shares of Common Stock that may be acquired or have been acquired upon exercise of outstanding options (the "Options") and 1,095,000 shares of Common Stock that may be acquired or have been acquired upon exercise of outstanding warrants (the "Warrants") and does not cover the sale or other transfer of Options or Warrants or the issuance of shares to holders of Options or Warrants upon exercise. In the event a Selling Security Holder transfers such holder's Options or Warrants prior to exercise, the transferee of the Options or Warrants may not sell the shares issuable upon exercise of the Options or Warrants pursuant to this Registration Statement unless this Registration Statement is appropriately amended or supplemented by the Company.

        All of the Options and Warrants described below contain anti-dilution and adjustment provisions providing for adjustment of the underlying shares and/or the exercise price upon the occurrence of certain events, including recapitalizations, reclassifications, share dividends, share splits or combinations, mergers or acquisitions or similar transactions. In the event of liquidation, dissolution or winding up of the Company, holders of the Options or Warrants will not be entitled to receive any assets of the Company available for distribution to the holders of Common Stock.

        In the event of any reclassification, capital reorganization or other similar change of outstanding Common Stock, any consolidation or merger involving the Company (other than a consolidation or merger which does not result in any reclassification, capital reorganization or other similar change in the outstanding Common Stock) or a sale or conveyance to another corporation of all or substantially all of the property of the Company, each of the Options and Warrants described below will thereupon become exercisable for the kind and number of shares of stock or other securities, assets or cash to which a holder of the number of shares of Common Stock issuable (at the time of such reclassification, reorganization, consolidation, merger or sale) upon exercise of such Option or Warrant would have been entitled upon such reclassification, reorganization, consolidation, merger or sale. However, this Prospectus covers only Common Stock of the Company, and any other securities received upon exercise of the Options or Warrants are not offered hereby.

        For the life of the various Options and Warrants described below, the holders thereof have the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership of the shares of Common Stock issuable upon the exercise of such Options and Warrants. The holders of the Options and Warrants may be expected to exercise at times when the exercise price is less than the market price for the Common Stock, with resulting dilution in the interests of the Company's stockholders. Further, the terms on which the Company could obtain additional capital during the life of the Options and Warrants may be adversely affected.

        Of the 1,499,183 shares of Common Stock registered hereby: (i) 79,183 shares of Common Stock are issuable upon exercise of options granted to Steven
A. Lupinacci on June 25, 1995, (ii) 160,000 shares of Common Stock are issuable to The Boston Group and certain of its officers and affiliates upon exercise of warrants to purchase Common Stock, pursuant to the Representative's Warrant Agreement, dated as of September 17, 1996, by and between the Company and The Boston Group, (iii) 25,000 shares of Common Stock are issuable upon exercise of options granted to Gregg Rondinelli on January 14, 1998, (iv) 85,000 shares of Common Stock are issuable to Virginia R. Cirica Trust upon exercise of a Warrant issued by the Company, dated as of August 29, 1997, (v) 340,000 shares of Common Stock are issuable to Nuvrty, Inc. upon exercise of a Warrant issued by the Company, dated as of September 30, 1997, (vi) 255,000 shares of Common Stock are issuable to Grandview Trust upon exercise of a Warrant issued by the Company, dated as of October 16, 1997, (vii) 255,000 shares of Common Stock are issuable to Ocean Trust upon exercise of a Warrant issued by the Company, dated as of October 16, 1997, (viii) 200,000 shares of Common Stock were issued pursuant to the Common Stock and Option Purchase Agreement (the "FMAC Agreement"), dated as of April 3, 1998, by and between the Company and Franchise Mortgage Acceptance Company, and (ix) 100,000 shares are issuable upon exercise of options to purchase Common Stock pursuant to the FMAC Agreement. Each of the forgoing issuances was exempt from the registration requirements of the Securities Act and is described in detail below.

        LUPINACCI OPTIONS

        In June 1995, Steven A. Lupinacci, the Company's then President, Chief Executive Officer and Chief Financial Officer, entered into a three-year employment agreement with the Company. The agreement provided for an annual base salary of $125,000 per year, subject to periodic adjustment by the Board of Directors. The Board of Directors could also grant Mr. Lupinacci performance bonuses based upon the Company's performance and Mr. Lupinacci's contributions thereto. Mr. Lupinacci was also entitled to receive employee benefits consistent with the Company's policies for other senior executives. Mr. Lupinacci resigned from the Company effective March 12, 1997. Pursuant to an agreement between the Company and Mr. Lupinacci dated May 13, 1997, which terminated his employment agreement, the Company paid Mr. Lupinacci $75,000 and agreed to pay him an additional amount of approximately $88,000 in the fiscal year ending January 27, 1999 in full satisfaction of the Company's obligations under Mr. Lupinacci's employment agreement.

        Also in June 1995, the Company entered into a stock option plan and agreement with Mr. Lupinacci. The expiration date of the agreement was June 29, 2005. The agreement provided for a maximum grant of options to purchase 131,350 shares of the Company's Common Stock at an exercise price of $1.45 per share upon the occurrence of certain events. As a result of the Company's initial public offering in September 1996, options to purchase 79,183 shares began to vest in twelve equal installments at the end of each month after the closing of the initial public offering. These options to purchase the 79,183 shares shall terminate on March 12, 1999. The remainder of the options granted under this agreement terminated on the effective date of Mr. Lupinacci's resignation from the Company.

        BOSTON GROUP WARRANT

        On September 17, 1996, the Company issued a warrant to purchase 160,000 shares of Common Stock at an exercise price of $13.80 per share and expiring on September 10, 1999 to the Boston Group, L.P. ("The Boston Group") pursuant to the Representative's Warrant Agreement dated as of September 17, 1996, by and between the Company and The Boston Group. The warrant was issued in connection with the initial public offering of the Company's Common Stock, in which The Boston Group was one of the representatives of the several underwriters.

        On December 10, 1997, the warrant's exercise price was changed to $5.25 and on March 20, 1998 its expiration date was changed to December 23, 1998. On May 21, 1998, pursuant to The Boston Group's request, the warrant was divided among The Boston Group and certain of its officers and affiliates as follows:
Robert A. DiMinico - 92,181 shares; Anthony K. Soich - 25,000 shares; The Boston Group, L.P. - 1,025 shares; Kye Hellmers - 12,080 shares; Richard Rosenblum - 8,000 shares; Scott Mathis - 6,384 shares; Joseph Donohue - 6,140 shares; Michael Allocca - 1,025 shares; Clifford Mastricola - 1,025 shares; Kevin Scannell - 1,025 shares; Boston Partners Inc. - 995 shares and John Brady - 5,120 shares.

        RONDINELLI OPTIONS

        On January 14, 1998, the Company granted to Gregg Rondinelli, then acting as Manager of Strategic Planning of the Company, options to purchase 25,000 shares of Common Stock at an exercise price of $6.125 per share. Mr. Rondinelli's options were issued pursuant to the Company's 1996 Stock Incentive Plan.

        VIRGINIA R. CIRICA TRUST WARRANT

        On August 19, 1997, the Company entered into a promissory note, term loan agreement, and security agreement with the Virginia R. Cirica Trust (the "Cirica Trust") (collectively the "Cirica Trust Loan Documents"). That trust is controlled by Ms. Cirica, who is the spouse of Lawrence Goelman, who was Chairman and Interim Chief Executive Officer of the Company at the time.

        Shortly before the Cirica Trust entered into the Cirica Trust Loan Documents, Mr. Goelman loaned Ms. Cirica approximately $250,000. Some of those funds were transferred by Ms. Cirica to the Cirica Trust and advanced to the Company pursuant to the Cirica Trust Loan Documents. The loan was secured by the assets of the Company and provided for borrowings up to $500,000 with interest accruing at the prime rate plus 3-1/2%. As of October 29, 1997 the Company borrowed the entire $500,000 available.

        In connection with the Cirica Trust Loan Documents, the Company issued a warrant to the Cirica Trust to purchase up to 85,000 shares of the Company's common stock if the loan was repaid in full within 120 days of closing, or up to 170,000 shares of the Company's common stock if the loan was not repaid within 120 days, all at a price of $2.25 a share. The warrants are exercisable immediately and expire on the later of August 19, 2003 or one year following payment in full of the loan. Mr. Goelman disclaims any pecuniary interest in the loan to the Company and any beneficial interest in the Cirica Trust, except to the extent to which Mr. Goelman is a contingent beneficiary under the terms of the Cirica Trust. The loan was repaid in full and discharged on December 17, 1997.

        NUVRTY WARRANT

        On September 30, 1997, the Company entered into a promissory note, term loan agreement and security agreement with Nuvrty, Inc., a Colorado corporation controlled by Amre Youness, a former director of the Company (the "Nuvrty Loan Documents"). All outstanding principal and accrued interest is due and payable on September 30, 2002. The loan is secured by the assets of the Company and provides for borrowings up to $1,000,000 with interest accruing and paid monthly at the prime rate plus 3 1/2%. The Company borrowed the full amount under the loan.

        In connection with the Nuvrty Loan Documents, the Company issued a warrant to Nuvrty to purchase up to 170,000 shares of the Company's common stock if the Loan was repaid in full within 120 days of closing and up to 340,000 shares of the Company's common stock if the loan was not repaid within 120 days, all at a price of $2.25 per share. The warrants are exercisable immediately and expire on the later of September 30, 2003 or one year following payment in full of the loan.

        OCEAN TRUST AND GRANDVIEW TRUST WARRANTS

        On October 16, 1997 the Company entered into parallel promissory notes, term loan agreements and security agreements with the Ocean and Grandview Trusts on terms identical to those entered into with the Cirica Trust and Nuvrty, Inc. (the "Ocean Trust Loan Documents" and the "Grandview Trust Loan Documents", respectively). The Ocean Trust Loan Documents and the Grandview Trust Loan Documents provide for borrowing up to $750,000 from each Trust. Each loan is secured by the assets of the Company. Interest on advances is accrued and payable monthly at the prime rate plus 3 1/2%. The Company borrowed $750,000 under each facility. All outstanding principal and accrued interest is due and payable to each of the Ocean and Grandview Trusts on October 16, 2002.

        In connection with the Ocean Trust Loan Documents and the Grandview Trust Loan Documents, the Company issued warrants to each Trust respectively to purchase up to 127,500 shares each of the Company's common stock if the loans were repaid in full within 120 days of closing, or up to 255,000 shares respectively of the Company's common stock if the loans were not repaid in full within 120 days of closing, all at a price of $2.25 per share. The warrants are exercisable immediately and expire on the later of October 16, 2003 or one year following payment in full of the respective loans. The Company used the proceeds from the Ocean Trust and Grandview Trusts Loans to pay off and discharge the Company's outstanding indebtedness to the Palm Trust.

        FRANCHISE MORTGAGE ACCEPTANCE COMPANY STOCK AND OPTIONS

        On April 3, 1998, the Company closed a private placement with Franchise Mortgage Acceptance Company of Los Angeles, California ("FMAC") of 200,000 shares of Company restricted common stock at a price of $6.675 a share, or approximately a $1,275,000 equity investment in the Company. In addition to the private purchase, FMAC also acquired options to purchase restricted shares of the Company's common stock: (i) 50,000 shares at $10.00 per share; and (ii) 50,000 shares at $12.50 per share. John Martin, Chairman of the Board of the Company, serves as a member of the Board of Directors of FMAC.

        On April 14, 1998, the Company announced FMAC's commitment, subject to approval of final documentation by the Boards of Directors of both companies, to make a secured revolving loan of up to $5 million to the Company. If and when closed in the third quarter, management believes that this facility will provide sufficient working capital, along with other anticipated internal sources, for the balance of the fiscal year.

                              PLAN OF DISTRIBUTION

        The Company has no specific information concerning whether or when any offers or sales of shares covered by this Prospectus will be made, or if made, what the price, terms or conditions of any such offers or sales will be. Based on information available to the Company, it is the Company's understanding that the Selling Security Holders may offer and sell the shares covered hereby in one or more transactions either: (i) by one or more broker-dealers (the "Brokers") as agents for the Selling Security Holders at a price or prices related to the then current market price of the Company's Common Stock on the Nasdaq National Market, with such commission to be paid by the Selling Security Holders to the Brokers as shall be agreed upon by them; or (ii) by the Selling Security Holders to the Brokers (for resale by the Brokers as principals) at a price or prices related to the then current market price of the Company's Common Stock, less such discount, if any, as shall be agreed upon by the Selling Security Holders and the Brokers; or (iii) directly, at prices and on terms to be determined at the time of sale; or (iv) by a combination of the methods described above. In effecting sales, broker-dealers engaged by the Selling Security Holders may arrange for other broker-dealers to participate in resales. Shares may also be offered or sold as described above by pledges, donees, transferees, or other successors in interest to the Selling Security Holders, subject to any appropriate amendment or supplement to this Prospectus by the Company.

        The Company will bear the expense of preparation and filing of the Registration Statement (of which this Prospectus is a part) and certain other expenses. Steven A. Lupinacci, a former officer, will pay a pro-rata share of the expenses. The aggregate of such expenses is estimated to be approximately $86,000. Commissions and discounts, if any, attributable to the sale of the shares will be borne by the Selling Security Holders.

        In connection with distributions of the shares or otherwise, the Selling Security Holders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with Selling Security Holders. The Selling Security Holders may also sell shares short and redeliver the shares to close out such short positions. The Selling Security Holders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Security Holder may also loan or pledge the shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this Prospectus.

        The Company has agreed to indemnify each Selling Security Holder and each of the Selling Security Holder's officers, directors and partners and any person who controls the Selling Security Holder against liabilities under the Securities Act, and to contribute to payments the Selling Security Holder and such persons may be required to make in respect thereof. The Selling Security Holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities under the Securities Act.

        Broker-dealers or agents may receive compensation in the form of commissions, discounts, or concessions from Selling Security Holders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. The Selling Security Holders also may be considered "underwriters" within the meaning of the Securities Act. See "Selling Security Holders" for information concerning the beneficial ownership of Company securities by such Selling Security Holders.

                            SELLING SECURITY HOLDERS

        The following table sets forth as of June 30, 1998 certain information regarding the beneficial ownership of the Company's Common Stock by the Selling Security Holders. Except as indicated in "Resales of Shares Covered by This Prospectus" and in the footnotes to this table, the Selling Security Holders have not held any position or office or had a material relationship with the Company or any of its affiliates within the past three years. As of June 30, 1998 there were 5,941,650 shares of Common Stock outstanding. The number of shares beneficially owned is deemed to include shares of the Company's Common Stock as to which the beneficial owner has or shares either investment or voting power. Unless otherwise stated, and except for voting and investment powers held jointly with a person's spouse, the persons and entities named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. All information with respect to beneficial ownership is based on filings made by the respective beneficial owners with the U.S. Securities and Exchange Commission or information provided to the Company by such beneficial owners.

                                                                                  SHARES OF COMMON
                                 SHARES OF COMMON STOCK        SHARES OF          STOCK BENEFICIALLY
                                   BENEFICIALLY OWNED        COMMON STOCK            OWNED AFTER
SELLING SECURITY HOLDER            PRIOR TO OFFERING        REGISTERED HEREBY        OFFERING (1)
-----------------------          ----------------------     -----------------   ----------------------
                                   NUMBER     PERCENT                             NUMBER      PERCENT
Nuvrty, Inc. (5)                   340,000     5.7%           340,000  (2)            --         --
Steven A. Lupinacci (6)            309,061     5.2%            79,183  (4)        229,878       3.9%
Franchise Mortgage                 300,000     4.5%           300,000  (3)            --         --
  Acceptance Company(7)
Grandview Trust                    255,000     4.3%           255,000  (2)            --         --
Ocean Trust                        255,000     4.3%           255,000  (2)            --         --
Gregg Rondinelli (8)               100,000     1.7%            25,000  (4)         75,000       1.3%
Virginia R. Cirica Trust(9)         85,000     1.4%            85,000  (2)            --         --
Robert A. DiMinico (10)             92,181     1.5%            81,181  (2)            --         --
Anthony Soich (10)                  25,000       *             25,000  (2)            --         --
The Boston Group, L.P. (11)          1,025       *             17,145  (2)            --         --
Kye Hellmers (10)                   12,080       *             12,080  (2)            --         --
Richard Rosenblum (10)               8,000       *              8,000  (2)            --         --
Scott Mathis (10)                    6,384       *              6,384  (2)            --         --
Joseph Donahue (10)                  6,140       *              6,140  (2)            --         --
Michael Allocca (10)                 1,025       *              1,025  (2)            --         --
Clifford Mastricola (10)             1,025       *              1,025  (2)            --         --
Kevin Scannell (10)                  1,025       *              1,025  (2)            --         --
Boston Partners Inc. (10)              995       *                995  (2)            --         --
John Brady (10)                      5,120       *              5,120  (2)            --         --
-----------------------------------------------------------------------------------------------------

  *  Less than one percent.

 (1) Assumes all of the shares of Common Stock held by the Selling Security Holders and registered hereby are sold.

 (2)  Entire amount represents warrants to purchase Common Stock.

 (3)  Includes options to purchase 100,000 shares of Common Stock.

 (4)  Entire amount represents options to purchase Common Stock.

 (5) Amre A. Youness, a former director of the Company, is the sole shareholder of Nuvrty, Inc. Pursuant to Schedule 13D as filed with the SEC and dated as of October 15, 1997, Nuvrty, Inc. and Amre A. Youness have shared voting and dispositive power of the 340,000 shares that are subject to warrants exercisable within 60 days.

 (6) Steven A. Lupinacci is the former President, Chief Executive Officer and Chief Financial Officer of the Company.

 (7) John Martin, Chairman of the Board of the Company, serves as a member of the Board of Directors of FMAC.

 (8) Gregg Rondinelli is the former Manager of Strategic Planning of the Company.

 (9) The Virginia R. Cirica Trust is controlled by Ms. Cirica, who is the spouse of Lawrence Goelman, a director of the Company. Mr. Goelman disclaims any beneficial interest in the Virginia R. Cirica Trust except to the extent to which Mr. Goelman is a contingent beneficiary under the terms of that Trust.

(10) Each of Robert A. DiMinico, Anthony Soich, Kye Hellmers, Richard Rosenblum, Scott Mathis, Joseph Donahue, Michael Alocca, Clifford Mastricola, Kevin Scannell, John Brady and Boston Partners Inc. is an employee or affiliate of The Boston Group, L.P.

(11) The Boston Group, L.P. was one of the representatives of the several underwriters in the initial public offering of the Company's common stock.

                                  LEGAL MATTERS

         Certain legal matters with respect to the legality of the Common Stock being offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP. Jonathan B. Eddison, Esq., of counsel to Gibson, Dunn & Crutcher LLP, was General Counsel of the Company from June 1997 until February 1998.

                                     EXPERTS

         The financial statements of the Company as of and for the years ended January 28, 1998 and January 29, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The financial statements of the Company for the year ended January 31, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the reports of BDO Seidman, LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                            ------------------------

==============================================

    NO DEALER, SALESPERSON OR ANY OTHER
PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION
OTHER THAN THOSE CONTAINED IN THIS
PROSPECTUS AND, IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATIONS MUST NOT BE
RELIED UPON AS HAVING BEEN AUTHORIZED BY
THE COMPANY OR THE SELLING
SECURITYHOLDERS. NEITHER THE DELIVERY OF
THIS PROSPECTUS NOR ANY SALE MADE
HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES,
IMPLY THAT THERE HAS BEEN NO CHANGE IN THE
AFFAIRS OF THE COMPANY OR THAT THE
INFORMATION HEREIN IS CORRECT AS OF ANY
TIME SUBSEQUENT TO THE DATE AS OF WHICH
SUCH INFORMATION IS GIVEN. THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL OR
THE SOLICITATION OF AN OFFER TO BUY BY ANY
OF THE SECURITIES OFFERED HEREBY IN ANY
JURISDICTION IN WHICH SUCH OFFER OR
SOLICITATION IS NOT AUTHORIZED OR IN WHICH
THE PERSON MAKING SUCH OFFER OR
SOLICITATION IS NOT QUALIFIED TO DO SO OR
TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE
SUCH OFFER OR SOLICITATION.

               ------------------

                TABLE OF CONTENTS
                                          PAGE
                                          ----
Available Information..................... 2
Incorporation of Certain Documents by
Reference................................. 2
Forward-Looking Statements................ 3
Risk Factors.............................. 3
The Company............................... 6
Use of Proceeds........................... 7
Resales of Shares Covered by this
  Prospectus ............................. 7
Plan of Distribution .................... 10
Selling Security Holders................. 12
Legal Matters............................ 13
Experts.................................. 13

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              1,499,183 SHARES





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             August 24, 1998


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